Filed by Uranium One Inc. (formerly sxr Uranium One Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company : Energy Metals Corporation

Exchange Act File No. 001-33172

Transcript of Conference Call and live audio webcast held by sxr Uranium One Inc. and Energy Metals Corporation on June 4, 2007 at 11:00 a.m. Eastern time.

CORPORATE PARTICIPANTS

Neal Froneman

President and CEO of sxr Uranium One Inc.

Chris Sattler

Guest Speaker

CONFERENCE CALL PARTICIPANTS

David Snow

Robert Delaney

Muneer Ismail

Jonathan Ratner

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to the Uranium One conference call. I would now like to turn the meeting over to Mr. Neal Froneman, President and CEO of Uranium One. Please go ahead, Mr. Froneman.

Neal Froneman

Thank you, Operator. And good morning, ladies and gentlemen. It’s indeed a pleasure today to have the opportunity to present the combination of Uranium One and Energy Metals, a transaction that will result in the creation of the leading uranium company in the United States, and furthermore strengthens our position as a senior uranium producer. With me today on this call we have Chris Sattler, our Senior Vice President of Investor Relations for Uranium One. And from the Energy Metals side, with me here in Toronto we have Bill Sheriff, the Chairman of the company; Paul Matysek, President and CEO; and Farhad Abasov, the VP of Strategic Communication.

I’d like to now hand over to Chris Sattler just to take us through our legal disclaimer and some additional information about this transaction. Chris, thank you.

Chris Sattler

Thanks, Neal. Just on the cautionary statements, readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of both of Uranium One and EMC. These technical reports are available under the profiles of Uranium One and UrAsia, in the case of Uranium One, and EMC at www.sedar.com and provide the date of each resource and reserve estimate, details of the key assumptions, methods and parameters used in the estimate, details of quality and grade or quality of each resource or reserve, and a general discussion to the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues. These technical reports also provide information with respect to data verification in the estimation.

This presentation will be using the terms ‘measured,’ ‘indicated’ and ‘inferred’ resources as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects. United States readers and listeners are advised that, while these terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, inferred resources have a great amount of uncertainty as to their existence in economic and legal feasibility, and it cannot be assumed that all or any part of any inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally minable. Mineral resources are not mineral reserves, and do not have demonstrated economic viability.

Scientific and technical information contained with respect to EMC’s resources has been reviewed on behalf on EMC by Dr. Art Ettlinger, Chief Geologist for EMC and a qualified person for the purposes of NI 43-101. Scientific and technical information with respect to the Dominion Uranium Project, including the Dominion Dumps, has been reviewed on behalf of Uranium One by Dr. Richard Stewart, Vice President Geology and Exploration. Scientific and technical information in respect of the Honeymoon Project and the other Australian properties has been reviewed on behalf of Uranium One by Colin Skidmore, Vice President of Exploration. Both Dr. Stewart and Mr. Skidmore are qualified persons for the purposes of NI 43-101. Scientific and technical information with respect to the Akdala, South Inkai and Kharasan projects in Kazakhstan as well as the Sheep Mountain property in the United States has been reviewed on behalf of Uranium One by Stuart Wallace, P. Geo, Consulting Geologist. Mr. Wallace is a qualified person for the purposes of NI 43-101.

All historical resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and certain other information. The historical estimates should not be relied upon. No qualified person has done sufficient work to classify these historical resources as current mineral resources, or mineral reserves. Neither Uranium One nor EMC has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating these historical estimates as mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of National Instrument 43-101. Properties containing historical resource estimates will require further evaluation. Historical estimates referred to herein as Russian P1 resources are derived from Kazatomprom documents, an entity of the Government of Kazakhstan. Although Russian P1 resources do not meet CIM standards on mineral resource and reserve definitions, they are considered relevant because it has been demonstrated that, in Uranium One’s experience in similar types of deposits in Kazakhstan, that P1 resources can be reclassified as inferred through additional drilling. However, there is less confidence to a Russian P1 resource since the P1 resource is estimated on the basis of a lower drill density.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of, and developments related to EMC and Uranium One, prior to the proposed transaction and the combined company after the proposed transaction, including market position, future financial or operating performance, are forward-looking statements and subject to important risk factors and uncertainties. Forward-looking statements are necessarily based on a number of estimates and assumptions. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; the impact of any hedging activities; discrepancies between construction and the development of new deposits; successive exploration activities and permitting time lines; changes in national and local government legislation; taxation controls; regulations; and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan, or other countries in which either corporation does or may carry out business in the future; risk of sovereign investment; the speculative nature of uranium and gold exploration; development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses, as well as the factors described or referred to in the sections entitled Risk Factors in Uranium One’s AIF, which is available on Sedar and in the similar section entitled Risk Factors in EMC’s AIF, which is also available on Sedar or from the SEC at www.sec.gov. These should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document, or to reflect the occurrence of unanticipated events.

There is additional information about this transaction. Subject to the terms and conditions set forth in the definitive agreement, EMC intends to file a notice of meeting, managed information circular and related materials with the Canadian Securities Regulatory Authority and the US SEC relating to this proposed transaction. Uranium One intends to file a registration statement and prospectus with the SEC, including the EMC management information circular and related materials relating to the proposed transaction. Shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time shareholders may obtain a free copy of the EMC management information circular and related registration statement and prospectus at the SEC’s website, www.sec.gov. At that time free copies of these documents can also be obtained by directing a request to Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. You should read the management information circular, prospectus and related materials carefully before making a decision concerning the proposed transaction.

Neal Froneman

Thank you, Chris. And ladies and gents, that’s obviously important information. I’d like to now move on to slide number one, which is headed Transaction Rationale. For Uranium One, this transaction is in line with our well documented strategy of value accretive external growth with a focus on the world’s top five uranium resource jurisdictions, particularly the United States and Australia. The transaction will also result in enhanced geographic diversification for Uranium One, and we believe creates a well balanced portfolio of assets around the world. We have long stated publicly that we are focused on acquisition targets with advanced stage projects, as well as companies with existing technical teams in place. The elite technical expertise that EMC has amassed in the United States is critical to deliver on the growth plan that we envisage for these assets. Importantly, this transaction is accretive to Uranium One’s net asset value per share and to our medium- to long-term cash flow per share.

I’d like to ask Paul Matysek to carry on with the transaction rationale from EMC’s point of view.

Paul Matysek

Thank you, Neal. From EMC’s point of view this transaction results in immediate exposure for EMC’s shareholders to uranium production and cash flow. Uranium One’s existing ISR team focused on Kazakhstan will certainly enhance EMC’s technical expertise to the United States. Furthermore, with a firm foundation in South Africa, Uranium One has in-house conventional mining expertise that can be applied to EMC’s conventional mining projects in the United States, which offers growth opportunities in addition to the ISR amenable projects. In summary, we believe this transaction will result in the creation of a powerhouse in the United States uranium sector, and goes a long way towards realizing our goal of realizing US uranium for US utilities.

Slide two. This is the background for EMC. The company has a very large and high quality portfolio of uranium resources throughout the United States, with critical mass and production visibility from the Hobson ISR facility in Texas, which we expect to enter into production in 2008, and from the Powder River and Great Divide basins in Wyoming, which has production visibility from 2010, in our view. There are also advanced stage projects in Colorado, New Mexico and Utah which have potential production visibility thereafter. The majority of EMC’s assets are believed to amenable to ISR mining methods, which fits into the Uranium One strategy of focusing on low production cost assets. There are also additional conventional mining assets within the EMC portfolio that we believe could be developed, making use of Uranium One’s existing conventional mining expertise.

Whether you are in South Africa, Kazakhstan, Australia, Canada or the United States, permitting is the key to delivering on growth projections. EMC has built a very talented team in the United States. They have gone down the path of advancing the projects doing their technical work required, starting the permitting process, all with a view to getting to production as soon as possible to take advantage of the current uranium pricing environment. There are a lot of companies out there that are promoting pounds in the ground, but we have been very open that what Uranium One is interested in is a technical team that has proven that they are capable of advancing their projects toward production. EMC has demonstrated this in Texas and Wyoming especially.

The transaction also brings an attractive portfolio of breccia pipe projects in Arizona which will complement Uranium One’s existing portfolio and result in greater critical mass and potential development opportunities for a new conventional milling site to process ore from these satellite projects. There are also potential synergies between EMC’s projects in Utah, and Uranium One’s existing Shootaring mill, which was acquired in the US Energy transaction which closed at the end of April. In addition, EMC has acquired one of the largest uranium databases from such companies as Union Carbide, United Nuclear, World Nuclear, Ranchers Exploration, Hecla and US Smelting. And finally, EMC has an elite and highly skilled US team that is capable of delivering on our production claims.

Neal Froneman

Thank you, Paul. And with that as a very brief introduction on the transaction, I’d like to just cover the rest of the presentation in the following way. We will have a very brief strategic review of Uranium One. We’ll then look at a more detailed transaction overview. We will talk you through our projected development plan for the EMC assets. We’ve got a very brief Uranium One update on Dominion and Kazakhstan. And then we’ll conclude and then take questions.

Moving on to slide number three, which is titled Uranium One Vision, as those of you who have been following us will know, this is not a new vision. This is a vision that’s been in place for a good number of years, and I’d like to just read through it. Our five-year vision is to maximize shareholder returns by delivering on our projects and growing Uranium One into a low production cost, top five international uranium producer. And I think the keyword from this conference call point of view is ‘growth.’

Just in terms of slide number four, which should be headed Uranium One Strategy, you’ll see moving into the strategic overview of this transaction, I’d like to just set the stage by emphasizing at this point that Uranium One is a strategically driven company. As I’ve said, the growth is important. It’s driven by both internal and external growth initiatives. Clearly internal growth through exploration and expansion of existing projects offers tremendous potential for shareholder value creation. And of course we’re cognizant of that, and we’ll just give you a brief outline of our internal growth initiatives in more detail on the next slide. Our external growth, on the other hand, is focused on the world’s top five uranium resource jurisdictions. Again, that is not new. These jurisdictions are Australia, Kazakhstan, Canada, the United States and South Africa. And the graph that’s contained on that page is a graph that we’ve been presenting for a number of years now. In fact, I probably used that graph on one of my first road shows, and it’s certainly the basis upon which our growth is strategically grounded.

Moving to slide number five, as I said, we… we clearly recognize that the best bang for your buck comes out of organic growth through advancing internal growth prospects. This slide speaks to our internal growth opportunities that are currently underway at Uranium One. We’re working to enhance the value of our existing South African asset base through the ongoing expansion work at Dominion, we believe where we could increase the average annual rate of production from 3.8 million, which is phase one, to approximately seven million pounds by 2012, which would be phase three and four. We expect to release the results of that feasibility study regarding this expansion to the market in early 2008.

In addition to the well known and well understood expansions at Dominion, our exploration focus in South Africa is on the recently awarded prospecting rights that lie to the northwest of the existing Dominion mining area. These prospecting rights extend towards the town of Ottosdal and represent an additional 60 kilometres of strike extensions to the Dominion ore body. We are planning on flying some geophysics on these new areas in July in order to identify prospective drilling targets, and a drill campaign is expected to commence before the end of this year.

In Kazakhstan we are busy completing the construction of the South Inkai and Kharasan ISL uranium projects, both of which will drive a significant amount of production growth. And we expect this over the next decade. Uranium One also has a focused and active exploration program underway in Australia, in the Athabasca basin of Saskatchewan through our joint venture with Pitchstone Exploration.

If you could now move to slide number six, which focuses on external growth. In our view, Uranium One has a window of opportunity in the current uranium market with our consolidation of near-term production visible assets in the five most prospective jurisdictions offers the potential for the creation of shareholder value. And again, that is nothing new. We have been saying that for some time. In line with that external growth strategy, I dare say that Uranium One kicked off the consolidation of the uranium sector with the acquisition of Southern Cross Resources at the end of 2005. That transaction gave Uranium One a North American capital market profile, which we needed. It gave us access to develop our assets and exposure to exploration in Canada. And of course at that time there were very few near-term production visible projects, and we were able to acquire the Honeymoon ISL project in Australia. More recently we announced and completed the acquisition of UrAsia Energy. That has created what is clearly a new, emerging, senior uranium company, with production at Akdala, and those assets in their own right have an unrivalled growth potential in Kazakhstan through the development of the South Inkai and Kharasan ISL projects.

Also, in July of last year we announced that we had entered into an exclusive arrangement to acquire the uranium assets of US Energy, which included the Shootaring mill which, as you will remember,  is one of four permitted conventional mills in the United States. We also acquired a portfolio of uranium properties located in Utah, Wyoming, Arizona and Colorado. This transaction was closed at the end of April in this year, and it’s actually provided us with a bridgehead into the United States. I think at the time we had that conference call, we also made it clear that this was only a first step for Uranium One into the United States.

In each one of these acquisitions, value accretive growth has been the overriding strategy. And we believe that this growth potential is only just beginning to be reflected in our share price performance. As we execute on the development of our asset base, we believe significant value for shareholders will be created over the next few years.

If you can move to slide number seven, I’d like to just take a moment to expand on our US growth strategy. And again, this is a slide we’ve used a number of times. This slide goes into more detail on the strategic rationale for becoming involved in the United States. This is a slide that, as I’ve said, we’ve used a number of times, and I believe that our views have been proven to be correct, given the rapid growth and new development opportunities that are occurring in the United States in the uranium sector. The overriding principle is that we see a need for the creation of a major US uranium producer which will supply fuel to US nuclear power utilities. And the reasons for this are firstly, because the United States has a currently operating nuclear reactor fleet of 103 facilities. This translates into a demand of approximately 50 million pounds of U3O8 per year. Despite that large demand, domestic production is only currently running at just on four million pounds, which is about ten percent of that amount.

Given the move by the United States to reduce its reliance on foreign sources of energy, we believe that the country is moving towards facilitating development of its domestic energy resources, and of course that includes uranium. This fact is also reinforced by the shift in public opinion, and I do think we are seeing a nuclear renaissance in the United States.

There’s a growing supply crunch. I think I’ve also been quoted many times as saying that the rapid increase we’re seeing in the uranium price is being driven by constrained supply. And for US utilities we think this is going to be exacerbated because growth in production appears to be earmarked for Asian countries at this stage. This is further compounded by the fact that the Russian HEU-1 deal is drawing to a close in 2013, which will remove another 20 to 24 million pounds of U3O8 from the market.

Those of you that have operational experience where you’re exposed to potential currency fluctuations will know how difficult it is to operate in this type of environment. By becoming a leading producer of US uranium, our US dollar denominated cash flow stream will reduce volatility in our financial results due to these changes in currency exchange rates. That really summarizes the strategy. If you could now move to slide number eight, we will now discuss the transaction in more detail.

Looking at the transaction overview, the acquisition of Energy Metals has been structured as a plan of arrangement whereby each shareholder of EMC will receive 1.15 common shares of Uranium One. Based upon the current shares outstanding of each company, the new Uranium One will be 79% owned by existing Uranium One shareholders and 21% owned by current EMC shareholders. The exchange ratio translates into a transaction equity price of CAD $19.12 per EMC share. This is based on Uranium One’s closing price on the TSX on the first of June. The premium is 28% to the volume weighted average price for the period ending May the 17th, which represents the unaffected EMC share price before the company announced — that is EMC — that it had ended into an exclusive negotiation regarding a potential sale of the company. I’m also pleased to say that the board of directors of EMC have unanimously recommended that their shareholders accept this offer. So I suppose, all in all, this is a win-win for both groups of shareholders.

If you could go on to slide number nine, this is further transaction terms and timing. The directors and officers of EMC have agreed to vote their shares in favour of this transaction. This represents about 5% of the basic shares outstanding. As a result of the significant due diligence effort and work leading up to this friendly transaction, Uranium One has also negotiated a substantial amount of deal protection. This includes a break fee of 55 Canadian — sorry, that’s 55 million Canadian – and of course a right to match competing bids, should any arise. There’s also a 21-day window to complete our due diligence on the material projects of the EMC asset base.

Assuming that the existing Uranium One shareholders approve the resolution to expand the board of directors of Uranium One, EMC will also have the right to nominate two additional directors to the board. The two new EMC nominees are expected to enhance our US presence and capital markets expertise. And I’m pleased to say that one of these nominees will be Bill Sheriff, and we will certainly welcome his knowledge of the US uranium sector and his continued involvement in the company.

You will see at the bottom of that slide a transaction time line appears. You will see that a circular will be mailed to EMC shareholders towards the end of June, with the shareholder vote expected to take place in late July. We will require two-thirds vote in favour of this transaction. And should we receive all the required regulatory approvals, we should be able to close this transaction in August.

Slide number ten refers to the corporate and operational capacity of the new company. It’s an area where we did pick up a number of concerns over the last few years about our ability to deal with these acquisitions. You will see, though, how our company has been structured. It’s structured along distinct geographical regions and time zones. This is a decision we made some years back so that we could manage and have sufficient capacity for this type of international growth. The new management team of Uranium One will be amongst the most talented ISL and conventional mining teams in the global sector, and I think you will see why I say that as we go through the slide.

Robin Merrifield is an extremely experienced CFO. And with the assistance of Jean Nortier, our previous CFO, and Graham du Preez, they are handling the integration of UrAsia’s and Uranium One’s financial teams very well. Thys Heyns leads our project team, which serves as capacity for leading our technical due diligence efforts as well as housing the corporate mining expertise that we will provide to the energy metals technical team. So those regions can of course draw upon these resources for estimates, conceptual studies and feasibility studies and so on. The team will work closely with the existing US-based team of Energy Metals to ensure that our underlying assumptions and time lines are met. I’m also pleased to announce that Paul Matysek, currently the President and CEO of Energy Metals, has agreed to a position as Uranium One’s Executive Vice President for the Americas, and will oversee our development and growth plans in that region. Paul will continue to manage an unaffected Energy Metals team together with the additional conventional mining expertise that will be provided from Uranium One. Paul should therefore have all the necessary capacity to bring the EMC projects to account, and we look forward to Paul and his team continuing the good work that they have done so far in developing these projects in the United States.

Just to complete the structure on slide number ten, Robert van Niekerk is our Executive Vice President for Africa and Europe, and he is currently focused on the ramp-up at Dominion. And of course he drives our business in the African and European time zone. Greg Cochran is our other Executive Vice President for Australia and Asia, and he’s responsible for the development of our Honeymoon ISL mine in Australia. And together with Wallace Mays, who’s also a world renowned ISL expert and our partners in Kazakhstan, Greg is obviously driving our growth and development of our assets in central Asia.

If you could go on to slide number 11, and this is the pro forma capitalization. Certainly I think we’ve demonstrated that in this industry size certainly matters. And this transaction will result in a well capitalized senior uranium company with a market capitalization of just under $8 billion US, and that’s on a fully diluted basis. As at the 31st of March, by combining the financial results of UrAsia Energy and Uranium One, we had just over $500 million in cash, and that includes proceeds from in-the-money options, and just under $200 million in debt. And I would just urge you to note that approximately $145 million of that $200 million represented as debt is due to our convertible debenture, which is due in 2011, and it has a conversion price of $20 Canadian per share, and of course we expect it to convert. The balance represents short-term debt arising from the leveraging of our investment in Aflease Gold. EMC had a net cash balance at the end of March of $88 million. Including the conversion of EMC’s in-the-money warrants and options, upon closing, the new Uranium One will have a pro forma cash balance of $678 million US. So I think from that you can see we are well positioned to achieve our production growth plan through the prudent deployment of our financial resources.

If you move on to slide number 12, which just shows you the pro forma market capitalization in the industry, this transaction results in a larger, higher growth alternative to Cameco in terms of pure play uranium companies available to investors. I think the key take-away from this slide is that, with Uranium One’s growth potential, which we will be discussing further in this presentation, we believe that the potential for re-rating is excellent, as we sit today at about 40% of Cameco’s current market capitalization. And, in addition, we have no legacy contracts. So our investors have full exposure to the uranium spot prices in the industry.

Moving on to slide number 13, which is headed An Expanding Global Footprint, through this transaction, Uranium One becomes a company with a geographically diversified and well balanced portfolio of production and development assets. We believe that having a diversified portfolio of producing assets will ensure reliability of supply to utilities, and will provide us with flexibility in terms of delivering into our sales contracts. And of course we believe there will be a premium for that. In a world where utilities are heavily reliant on single assets or single companies, the emergence of a new producer with a diversified operating base will also be a welcome addition to the uranium sector.

In terms of our focus on growth and diversification in the world’s top five largest uranium resource jurisdictions, our Honeymoon and ISL development project in Australia and our 70% Akdala uranium mine in Kazakhstan, which is operating at a steady state of 1.8 million pounds of production attributable to Uranium One, the South Inkai and Kharasan ISL development projects also in Kazakhstan, our exploration joint venture in the Athabasca basin of Canada, and our Dominion Reefs uranium mine in South Africa, which has also just recently commenced production, and we believe will soon turn into one of the world’s largest uranium resources, and now, with the combination of Energy Metals with our existing assets in the United States, will result in very significant growth.

If you move onto slide number 14, which is headed Diversification, this slide illustrates the balance of Uranium One’s reserve and resources with the addition of Energy Metals. You will see from the pie chart on the left-hand side we now roughly have one-third of our resources in Kazakhstan, one-third in South Africa, and one-third in the United States. So we believe we’ve got a well balanced uranium and reserve… sorry, uranium reserve and resource portfolio.

The graph on the right-hand slide of the slide shows you the contribution to production from ISR and conventional mining methods. And using 2012 as a benchmark, you will see that ISR mining techniques will now comprise about 70% of the combined production profile of Uranium One. And this is an important point as ISR we know is an elegant and a low-cost manner of mining uranium.

Moving on to slide number 15, which is the pro forma reserve and resource base, I think you will see as well this transaction will result in Uranium One having the second-largest combined reserve and resource base in terms of publicly-traded pure play uranium companies. The resource base will comprise of 161 million pounds of measured and indicated categories, 284 million pounds in the inferred category, a further or additional 164 million pounds of Russian P1 resources, as well as 199 million pounds of historical resources in the United States. And of course we’ve still got the additional potential to increase resources at Dominion. A breakdown of these resources, for those of you who want to look at more detail, is included in Appendix 1, and I don’t intend to cover those during this conference call.

I think it’s important to note that the focus going forward for Uranium One will be to increase the confidence of the resource base through ongoing drill programs and updated mine plans. We can expect a significant jump in the measured and indicated resources early next year once we’ve completed the necessary feasibility studies at Dominion.

If you move on to slide number 16, which is the project pipeline, you will see the combined project pipeline of the new Uranium One represents an unrivalled production growth profile. And if you look at that, you’ll see it has the potential for a year-on-year growth in production all the way up to 2013. I think we’ve got ten projects listed in that production profile. In addition to the existing Uranium One projects, our growth in the United States will be driven by envisaged production centres in Texas, Wyoming, Utah, Colorado and New Mexico. Production visibility, as we said, in Texas is from 2008, and from Wyoming in the Powder River and Great Divide basins by 2010. In Utah, there are clearly synergies between EMC’s assets with the Shootaring mill, and we believe that will result in production visibility by 2010. Colorado and New Mexico represent additional medium-term growth in production visibility from these assets beginning, as you will see, from about 2012.

The project pipeline on the previous slide has been translated into the potential growth profile illustrated in slide number 18. We have set our production growth against Cameco’s publicly stated production targets, which we obtained from a recent investor presentation. And you can see why we believe the potential for a re-rating in Uranium One’s shares is good as we execute on our delivery and on our growth plans. From 2007, a production base of two and a half million pounds, our year-on-year growth in production could potentially result in approximately 28 million pounds of uranium by 2013.

Our growth in committed production is shown in the green. And that is production that is underpinned by technical reports or facilities which are currently in construction, and is driven by production from Akdala, Dominion, South Inkai, Kharasan and Honeymoon. The expansion production in this graph is from the potential expansion projects at Dominion as well as South Inkai and Kharasan, which is dependent upon the conversion of the Russian P1 resource base and of course approvals from the Government of Kazakhstan.

On top of this profile, in the blue is illustrated the contribution from EMC’s assets, which adds to our production growth pipeline and will result in a well balanced portfolio of producing assets around the world.

Slide number 18, as we’ve mentioned, we are focused on value accretive growth, and this slide speaks to that point. As you can see in the graph on the top right of this slide, the combination of EMC and Uranium One results in a pro forma Enterprise Value per total resource of just under $9 a pound. This compares, if you look at that graph, very favourably against our peers, especially in light of Uranium One’s existing production base and our production growth, which is illustrated in the graph at the bottom right of this slide. The acquisition of EMC is accretive to Uranium One’s net asset value per share, and also to medium-term cash flow per share. With the technical team in the United States which EMC has in place today, we will be well positioned to deliver on these growth opportunities and to create shareholder value as we execute on these projections.

Moving up to slide nine… 19 — apologies — we intend to go through some detail regarding the EMC asset base, and I’m going to ask Bill Sheriff to talk us through this section of the presentation.

Bill Sheriff

Thanks, Neal. The EMC portfolio of assets is summarized and illustrated on slide 20. Starting in Texas, the Hobson processing facility and La Palangana property are located in the southern portion of the state, in the South Texas uranium mineral belt. EMC has begun renovation at the Hobson facility, which is fully permitted, and our plans resulted in an initial one million pound per annum capacity. It is thought that this could be upgraded to 1.2 million pounds per year, with La Palanganaserving as the initial source of feed, with additional satellite deposits providing potential to extend the life of the operation thereafter.

In Wyoming EMC has a critical mass of projects in the Powder River Basin and the Great Divide Basin. We see the potential for two separate production facilities, each with a capacity of three million pounds per year located in these two basins. The key properties in the Powder River Basin include Peterson Ranch, Nine Mile Moore Ranch and Allemand-Ross. In the Great Divide Basin we have Jab, Antelope, Cyclone and Red Rim. These will be targeted as potential sources of feed to the envisaged production centres.

In Utah EMC has a portfolio of projects that lie within close proximity to the Shootaring mill. There is good potential for synergies to be realized as we believe that the Shootaring mill could start up by 2010, the feed being sourced from the EMC properties.

Uranium One’s previous acquisition of the US Energy assets were their bridgehead into the United States and are a piece of the puzzle in the fragmented uranium sector. With the acquisition of EMC, Uranium One will have significantly consolidated the sector, which will provide good opportunity for shareholder value to be created as Uranium One establishes its pre-eminent position in the United States.

In New Mexico the Crown Point, Hosta Butte and Nose Rock properties provide significant prospectivity to justify the potential for another ISR production facility located in close proximity to these assets. A 1.5 million pound per year facility is envisaged, with a targeted start date of 2012. In Colorado, Uranium One sees the potential for a conventional mill facility with an annual capacity of 2.8 million pounds. The key properties in this production centre will include Coyote Basin. We see production visibility from Colorado beginning in 2012, taking into account resource delineation, mine planning, permitting and construction of a new conventional mill facility.

If we move on to page 20, specifically the South Texas mining venture, the next few slides will go into significantly more detail on the assets of EMC, starting with the one you’re looking at, the South Texas mining venture, which is comprised of the Hobson ISR processing facility and the La Palangana property in South Texas. Hobson is a fully permitted processing facility with an anticipated start-up in late 2008. Hobson is planned to be refurbished, with the annual production capacity expanded to an initial 1.0 million pounds per year and potentially 1.2 million in short order. This will lead to growth in production that Uranium One envisages in the United States.

The La Palangana property is being viewed as a potential satellite ISR mining operation, providing feed to the Hobson plant. There is also potential to target additional satellite sources of feed to the mill, and this will be a focus of our exploration and development programs in Texas going forward.

If you turn to slide 21, the state of Wyoming, which is some of the core assets of Energy Metals, Uranium One envisages the potential for two separate ISR production facilities in each of the Powder River Basin and the Great Divide Basin. Each of these would have an annual capacity of three million pounds each. With this, the Wyoming based assets of EMC provide significant production potential beginning in 2010.

In the Powder River Basin, the key properties include Peterson Ranch, Moore Ranch, Allemand-Ross and Nine Mile. Significant 43-101 compliant resources exist at both Peterson Ranch and Moore Ranch, while Allemand-Ross and Nine Mile have historic resources which provide potential upside should further drilling result in conversion into higher confidence resource categories. In the Great Divide Basin the key properties include Jab, Antelope, Cyclone and Red Rim, which also boast 43-101 compliant resources as well as offering additional upside in terms of historical resources. There are a number of properties in Wyoming that are not listed specifically that have historic resources on them in both basins, as well as the Shirley Basin. These total historic resources stand at just over 90 million pounds, which gives an indication of the potential for improved resource confidence through delineation drilling throughout the major productive basins of the state.

Turning to slide 22, New Mexico - the New Mexico based properties of EMC include Crownpoint and Hosta Butte which had existing 43-101 compliant resources as well as Nose Rock’s historical resource. Based on these properties, there is the potential for ISR based operations. Uranium One envisages a processing facility with an annual rated capacity of 1.5 million pounds, with these three key properties delivering loaded resins to a central production centre from 2012 onward.

If you’d turn to slide 23, Utah - here the synergies between the Shootaring mill and the EMC properties becomes evident. The Frank M development and the San Raphael properties lie within close proximity to the Shootaring mill in Utah and are envisaged as potential sources of feed for the mill. Velvet is particularly attractive in that it has a 43-101 compliant resource of just over two million pounds at a healthy grade of 0.34%. It also has a significant vanadium credit. San Raphael has an historic resource of two million pounds, and Velvet and Frank M also hold significant historical resources that lie outside of the 43-101 compliant resources and could provide additional upside in terms of increasing the confidence of these resources through definition drilling and incorporating them into the production scenario of the Shootaring mill.

Work is continuing on amending the license at Shootaring from a reclamation and operational status, and Uranium One expects to have this completed by year end 2007. Together, the EMC properties along with the existing Uranium One assets in Utah provide production visibility from 2010.

On slide 24 you’ll see the other US assets. In addition to the ones that I’ve already gone over, EMC has other important properties located in Arizona, Colorado, Nevada and Oregon. Uranium One has focused their attention on the Colorado properties, which include the Coyote Basin. The potential for a conventional mining operation is what Uranium One will be focused on, with an envisaged plant with annual capacity of 2.8 million pounds in Colorado. Production visibility is from 2012 going forward.

In Arizona, the breccia pipes of EMC combined with Uranium One’s existing Arizona breccia pipe portfolio provides additional critical mass in that state. Arizona breccia pipes are highly prospective in the views of both companies, and we will be devoting resources towards delineating resources in this area to assess the potential for a centralized conventional milling operation being fed from a variety of these satellite ore bodies. And with that, I’ll turn the program back over to Neal.

Neal Froneman

Thank you, Bill. Moving on to slide number 25, and this is really being included to give you an … I suppose an idea of the type of modeling that took place in terms of the due diligence regarding these assets. As I’ve said, based on our due diligence and conceptual modeling, we have illustrated the contribution to production from each production centre as well as the distribution of production from existing 43-101 compliant resources and historical resources. The Hobson facility in Texas has production visibility from 2008, and Wyoming is expected to contribute to our US production from 2010. The longer lead time projects in New Mexico, Utah and Colorado have production visibility from 2012. And we have previously pointed out that there is potential to advance the start-up of production in Utah to 2010 with the Shootaring mill. We have not modeled that into our evaluation of EMC.

In the longer term, the portion of production from historical resources becomes more meaningful, representing the real up side in this transaction through the conversion of historical resources by additional drilling. We believe the potential for significant value creation will become apparent.

If you could move onto slide number 26, and as I indicated at the beginning of the presentation, we’ll give you a brief update at where we are at in South Africa and in Kazakhstan. Slide number 26 is an update on Dominion. Mine development activities and plant commissioning is well in hand in order to achieve our 2007 feasibility study production target of 491,000 pounds of U3O8.

Ammonium diuranate (or ADU) production has commenced under atmospheric leach conditions.  The autoclaves are also expected to be commissioned in June and August resulting in final design recoveries being achieved.

The picture at the top right-hand side of that slide was the first cylinder of ADU, and we were fortunate to have our chairman on site that day as well.

Our drilling and engineering work on the potential expansion of Dominion is proceeding well and according to our expectations. We expect to deliver feasibility study results on the potential expansion to 300,000 tons per month in early 2008. In addition, we’ll also have a pre-feasibility study on the additional potential expansion to 400,000 tons a month at about the same time. Certainly Dominion is a world class asset, has tremendous growth potential, and I’m pleased to say that we remain very excited by this key asset.

In terms of slide number 27, which relates to the integration of UrAsia Energy, the integration is well in hand, and I’m confident that we can now turn our attention to integrating Energy Metals into the Uranium One fold. Production at Akdala is running ahead of year-to-date budgeted levels, and we are generating significant cash flow that is being reinvested in the development of South Inkai and Kharassan. Production at South Inkai is expected to commence in the last quarter of this year, and Kharasan is now expected to commence in the first quarter of 2008. Our uranium marketing and sales teams have been integrated, and we continue to approach the market with the same strategy as Uranium One and UrAsia each had as independent entities. And I think that’s important. These contracts remain market related pricing at the time of delivery, with floor price protection. The approach to marketing of course will result in excellent exposure for our investors to any further potential uranium price increases.

Our relationship with Kazatomprom remains solid, and we continue creating new relationships with our key Uranium One employees. We’re also working towards combining the technical expertise existing in Kazakhstan with our development team at Honeymoon in Australia, and that of course will be to the benefit of the development of Honeymoon.

I know this has been a long presentation, but it was meant to give you some detail regarding assets and strategy. And if I could now conclude with slide number

28, I’d like to just reiterate that the acquisition of EMC establishes us with a pre-eminent position in the United States. And of course this will go a long way towards meeting our objective of producing US uranium for US utilities, which again is not a new strategy; it’s something that we have said a number of times.

We have additional production visible projects from the EMC portfolio, namely production visibility from Hobson in Texas by 2008, and further production visibility from Wyoming in 2010. And of course, as you saw from the project pipeline, this will enhance Uranium One’s unrivalled production growth profile. We’ll focus on high margin projects.

The fact that EMC’s portfolio is heavily weighted to ISR mining methods is very attractive. We are also not shy about getting involved in conventional mining in the United States, where we believe we can bring our expertise to deliver additional production potential and hence value from EMC’s asset base.

This transaction also results in the new Uranium One having a well balanced portfolio of resources, production and development assets, which, in our view, results in a lower risk profile for the combined company.

Finally, I’d like to emphasize the point that this transaction will add EMC’s elite ISR team with Uranium One’s existing ISR expertise. Combined, the resulting technical team of Uranium One is well suited to delivering on the exciting development and growth prospects in the United States and around the world.

And with that, Operator, I’d like to turn this call over to questions.

QUESTION AND ANSWER SESSION

Operator

Thank you. We will now take questions from the telephone lines. If you would like to ask a question, please press star one on your telephone keypad. If you are using a speaker phone, please lift the handset and then press star one. If at any time you wish to cancel your question, please press the pound sign.

The first question is from David Snow. Please go ahead.

David Snow

Yeah, hi. I notice that you don’t include in the… I don’t think you include in the Energy Metals historical resources their share in a number of minority interest joint ventures. Is that right, and are those something that would be of strategic interest to you?

Paul Matysek

Hi, David. It’s Paul Matysek. Yes, we have… as part of our maximizing shareholder value, we’ve made a number of joint ventures with companies on our non-core assets. And the majority of them do not have historical resources on them, and they’re advanced exploration plays. But I think going forward we’ll be looking at all our… rationalizing all these… these projects and using that sort of vehicle to maximize our value.

David Snow

OK. And I’m wondering in the corporate level how many of the people are going to be retained from Energy Metals.

Bill Sheriff

Dave, Bill Sheriff here, and it’s expected that virtually everyone continues on. Myself, I’ll be moving on to the board, assuming that the Uranium One board enlarges to accommodate that. At least I’ll be nominated for that.

Just to follow-up on your first question, though, I think it’s important to realize that we have well over 100 properties, and the omission of them in the presentation is not to diminish their importance. It’s simply… this is to illustrate the lead properties. And even some of the properties in the joint venture that do have some historical resources on them have the potential such that they would be, oh, perhaps lesser rated properties to our group as a larger company, and then certainly as an even larger entity to where they could best be exploited by some of the smaller companies, in that with a hundred properties it’s just incredibly difficult and wouldn’t make much sense to be working on all of them at once. So what you see here in this presentation are simply the highlights of that property portfolio. The portfolio is still intact and certainly will be a welcome addition to sxr.

David Snow

Oregon sounded like a bird nest on the ground that somebody ought to be able to manage in house at this point. Is that a heap leach potential that may get onto these production profiles in the future?

Bill Sheriff

No, Dave. That’s actually a conventional mining operation. It does potentially involve heap leaching. It’s located in Oregon, right adjacent to the Nevada border. And this here again is a conventional mining opportunity, and one of the things that we certainly are looking forward to Uranium One bringing their expertise to bear on.

David Snow

Well, that’s what I was asking. Is the combined company going to accelerate that into this 2013 time frame?

Neal Froneman

Yeah, David. I can answer that. It’s Neal. Yeah. We’ve actually just sent our due diligence team back to the United States, and one of the things they’ll be focusing on as an immediate priority is where we can accelerate conventional opportunities. So we have not modeled that. You would have seen that. And of course that is more upside. So the answer to your question is yes.

And then, just to add on to what Paul and Bill said about non-core assets, of course with a growing group like Uranium One, we’ve got other non-core assets in the rest of the group. And in fact, we’ve decided to create a portfolio committee, and we will be disposing or finding ways of maximizing value of non-core assets. So it’s in line with what Bill and Paul have said. But it’s a broader issue than just the United States.

David Snow

And what type of Arizona pipes do you have that you could bring together with Energy Metals? What are the pounds of potential from the two sides,  and what would be the mill considerations?

Neal Froneman

Well, certainly it’s far too early to quote pounds. We do have some breccia pipe potential within the Uranium One portfolio that came out of the US Energy assets. Of course we think that the breccia pipes are a very exciting opportunity. Of course Shootaring provides the opportunity to maybe bring some of those to account more quickly. But I dare say in the longer term the Arizona breccia pipes require their own mill. We are in fact doing airborne surveys at the moment.

David Snow

And could… how far is that to Shootaring?

Neal Froneman

That’s a few hundred miles. But of course you’ve got the higher grades, and if it’s a long-term prospective area, as I’ve said, it deserves its own mill.

David Snow

And… and… and what would be the potential to take a variety of different flows into Shootaring? Is that an expandable mill? What’s the profile there?

Neal Froneman

Yeah, it certainly is an expandable mill. But one of the problems in the United States is where you have a big mill it becomes very difficult to feed it on a continuous basis. And that’s why you see plans of campaigning ore. So I’m not so sure that we would want to increase the size of Shootaring. We’re quite happy with its present profile. We might increase it slightly, but of course it’s dependent on our technical studies that are currently taking place.

David Snow

And do you expect to feed it entirely by yourself, or do you think you’ll be taking third-party ore?

Neal Froneman

I think there is the opportunity to take third-party ore. Of course it’s preferable to feed it out of our own properties. And we now do have additional properties that come out of EMC’s portfolio. So we’ll have to evaluate that as well.

David Snow

Great. Thank you very much.

Neal Froneman

Thank you, David.

Operator

Thank you. The next question is from Robert Delaney. Please go ahead.

Robert Delany

Yeah, hi. I just wanted to ask about… you gave some numbers on the Dominion deposit in South Africa. And if you could just go over those numbers again, how much you anticipate increasing the output there.

And then I had a follow-up question regarding your comments about nuclearization of the US. Just wanted to get an idea. You mentioned about 103 facilities currently. How many do you see being built in the next several years? If you have any estimates on that, that would be helpful also. Thanks.

Neal Froneman

Alright. Robert, let me just try and give you some of the key numbers for Dominion. And remember that there is a technical report that’s been filed on Sedar, so you can get much more detail than what I’m going to give you now. But Dominion really consists of a phase one, which is well documented and has a ten-year life of mine. Production ramps up to a steady state production of 3.8 million pounds by about 2011. The cash cost profile at Dominion is 14 and a half dollars a pound. That is net of gold by-product credits. It assumes a rand-dollar exchange rate of six and a half, assumes a gold price of $629 an ounce. And as I’ve said, that has a first phase life of ten years. Phase two, we certainly have enough resources to maintain that production profile out for a further 20 years. And that’s essentially a production profile of 200,000 tonnes a month. So that would be phase one and phase two. Phase three is about increasing the mill’s throughput to 300,000 tonnes a month, which is currently under feasibility development. But certainly the…

Robert Delany

I… I’m sorry. You said the three… 300,000 pounds a month. Is that right?

Neal Froneman

No, no, 300,000 tonnes of ore throughput per month.

Robert Delany

I see.

Neal Froneman

And then there’s a further phase which takes us to an effective 400,000 tonnes a month, which would result in a production of about seven million pounds a year. And also, that has a 20- to 30-year life.

Robert Delany

OK. So then it’s possible you’ll be producing seven million pounds at year at Dominion. And when would that would be? What what date are you aiming for with that?

Neal Froneman

We aiming for about 2012, 2013. So it’s about five years from now.

Robert Delany

OK. Thank you.

Neal Froneman

And then you were asking about US utilities. Well,  I think we’ve been on the public record and our views are no different to Cameco’s views, that within the next few years I think you’ll see the approval of probably another six to ten new utilities, nuclear reactors, in the United States. Of course I think that’s got a momentum all of its own. There are certainly guidelines in place to assist that process, and you’re seeing a lot of applications going to the NRC at the moment. So there are clear signs of a nuclear renaissance in the United States.

Robert Delany

Gotcha. Thank you.

Operator

Thank you. The next question is from Muneer Ismail. Please go ahead.

Muneer Ismail

Hi, Neal. It’s Muneer Ismail from Deutsche Bank in Johannesburg. Just… just… it may seem ignorant. I’m like you, from a conventional background, so just trying to understand the whole ISR system. I mean, you have this Hobson facility, 160 kilometres away you have the ore body. Now, that I understand feeds into the Hobson facility. Can you give me an idea on first the logistics that’s involved? Is it a simple case of just pumping the stuff or trucking the stuff?

And then secondly, you have quite a scattering of ore bodies all over the place but only two mills, which seem quite a distance away from the opportunities. If you are going to build new mills, what is the lead time in getting those things permitted and construction done?

Neal Froneman

Yeah, Muneer. You’ve asked a very simple question that requires quite a lot of detail, and maybe I should spend some time with you when I’m back in South Africa. But let me try and give you some, I suppose, basic guidelines. In ISR, the operation actually produces a resin, and you transport the resin to the processing facility, which in this case would be Hobson. So you’re not pumping large volumes of fluids. You actually are moving resins around. And that’s a very standard ISR model. So the volumes are not as big as they might sound. So that, even in our own models of moving that around, we still come out with total cash costs of about $20 a pound on average for ISR type operations in our model.

Essentially, just moving on to your next part of the question, our conceptual mode at this stage envisages let’s call it six production centres, which are basically production centres in… one in Texas, which is Hobson; two in Wyoming, one in each region of the Powder River basin and the Great Divide basin; we would have a facility in New Mexico; we’ve obviously got our conventional facility in Utah, which is Shootaring. So Shootaring is already permitted, so is Hobson. But Shootaring the license is being converted into an operational license, and we’re hopeful that’ll be done by the end of the year, and certainly early in 2008, no later than that. And of course that doesn’t affect our… our plans.

If you had to start permitting a new mill, well, probably anywhere from … there are plans of three years. I think it’s probably closer to five years. But remember, a lot of permitting processes have already been started in Energy Metals. So that’s as about as simple an answer as I can give you, Muneer.

Muneer Ismail

OK. That’s… that’s… that’s great. Thanks, Neal. I think we… we need to sit down, so when you do get a chance, it would be good to chat.

Neal Froneman

Alright. Good stuff. I’ll let you know when I’m back.

Muneer Ismail

Cheers, mate.

Unidentified Male

Just as a follow-up to that, it is a slightly shorter time line to permit ISL production plants as opposed to conventional mills.

Muneer Ismail

Thank you.

Operator

Thank you. Once again, please press star one if you would like to ask a question.

The next question is from Jonathan Ratner. Please go ahead.

Jonathan Ratner

Hi. It’s Jonathan Ratner from The Financial Post. I’m just curious about… you mentioned lowering your risk profile, and I wanted to know how much of that was related to the

UrAsia acquisition. And in relation to that acquisition, which just closed I guessed about six weeks or so ago, are you guys satisfied with where you are now, or are you continuing to look for other acquisition opportunities?

Neal Froneman

Alright, Jonathan. I think that our approach has always been to have a balance of assets between the first and third world. You know, having said that, we don’t see the risks in South Africa very different from the risks in Kazakhstan. But certainly the country risk in… I would suggest Australia and North America is different. There’s no doubt. So it’s a matter of maintaining, I would suggest, a balanced profile. I think it’s also clear that there’s some benefit to operating in Kazakhstan and South Africa as opposed to the US,  and it’s a matter of just weighing up all those… those different risks. So that was the first part to your question. Sorry, what was the second question you had, Jonathan?

Jonathan Ratner

It’s if you guys are satisfied with where you are in terms of acquisition or if you continue to look actively…

Neal Froneman

Yeah.

Jonathan Ratner

…or where you are with that.

Neal Froneman

I think it’s safe to say that, from a North American perspective, we’re very happy with where we are. I think our focus has been to get critical mass in areas, so we will focus on the assets that we’ve acquired and we will bring them to account. So unless a very good opportunity comes our way, that is going to be our focus in North America.

We would like to still grow our company in Australia. We have a small position there at the Honeymoon project, and we see that as a platform for growth in Australia. The Australian growth model is a little bit different, though. You don’t have the benefit of well known resources and, you know, a highly defragmented industry that allows for obvious growth. So that will probably be our next focus area.

Jonathan Ratner

Great. Thank you.

Neal Froneman

Thank you.

Operator

Thank you. The next question is from David Snow. Please go ahead.

Neal Froneman

Operator…

David Snow

…various mills in the United States. Three to five years was the last comment that you made for bringing (inaudible) into production, all of the various six centres.

Neal Froneman

I’m sorry, David. I didn’t hear your question.

David Snow

What was the three to five years referring to when you had gone through the facilities in the US? Was that to bring all those into production — Texas, Wyoming, New Mexico and Utah?

Neal Froneman

No, David. The question was about how long it takes to permit a new mill. And I quoted three years, as some of you know, I’ve heard claims of three years. My view is it’s probably closer to five years if it’s a conventional mill.

David Snow

OK. And… and what is the… can you flesh out a little bit what you’re planning in Colorado with those two projects? That would be a conventional mill?

Neal Froneman

Yeah. It would be conventional.

David Snow

And so that would be a three- to five-year time line from now? Is that what you would be thinking?

Neal Froneman

Yeah, our view is it’s probably closer to five years.

David Snow

OK. So you’re looking at 2012, I guess, is showing on there?

Neal Froneman

That is correct, yes.

David Snow

How much would that take in capital?

Neal Froneman

Look, our estimates — and I don’t have it by region in front of me, but our estimates for all our capital projects, life of mine capital, is about 990-odd million dollars at this stage. And I don’t have the split, unfortunately.

David Snow

Are you going to be able to finance most of that by debt and cash flow?

Neal Froneman

You know, we believe a lot of that will be financed internally. We have just under $700 million on our balance sheet. You know, on completion of the combination we will have strong cash flows out of Dominion and our Kazakh assets. So it seems unlikely that we will need to finance that from external sources, but we’ll have to see.

David Snow

And then can you give us some flavour as to what you expect you’ll be able to do in or have done in floor prices and percent of upside over the floor in your contracting?

Neal Froneman

Yeah. We… our approach has been to get contracts that are market related at the time of delivery. So there’s no caps in our contracts, bar one that we acquired from UrAsia, but it’s a very small portion of our total production. At the same time, in the majority of our contracts we’ve got floor price protection. And it probably averages, if you combine UrAsia and Uranium One’s contracts, about $45 a pound. The floor price is established at the time of entering into the contract, and it’s normally about a ten to 15% discount to the spot price at that time. Our floor prices do escalate. And I can’t tell you much more than that because I’m basically bound by confidentiality.

David Snow

Do you have to split the premium over the floor price, or over the current spot price, or do you keep a hundred percent of it?

Neal Froneman

No, we we keep a hundred percent of it.

David Snow

OK. Great. Thank you very much.

Neal Froneman

Alright. Listen, we’ve got another engagement, so we’ll have to terminate this conference call at this stage. Operator?

Operator

Yes.

Neal Froneman

We have to terminate this call. We’ve got another engagement. So I’d like to thank everybody for participating. Of course we will be available to answer your questions. There’s Bill Sheriff, myself, Paul Matysek, Farhad and Chris. So please, if you do have any outstanding questions that you weren’t able to answer,  please make sure you contact us. And thank you very much for your time.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation, and have a nice day.